FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Dated October 22, 2020

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit

Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Klarabergsviadukten

61-63

SE-101 23 Stockholm

Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Incorporation by Reference

This Report on Form 6-K, including the exhibits hereto, is hereby incorporated by reference, in its entirety, into the registration statement on Form F-3 (File No. 333-221336) of Aktiebolaget Svensk Exportkredit (publ) (“SEK”).

This Report comprises the following:

1. Registrant’s report for the third quarter of 2020.

2. Table of unaudited consolidated capitalization of the Registrant (attached as Exhibit 99.2 hereto).

1

AB Svensk Exportkredit

Swedish Export Credit Corporation

Interim Report 2020

January-September 2020

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 22, 2020

AB Svensk Exportkredit

(Swedish Export Credit Corporation)

By:	/s/ Catrin Fransson

Catrin Fransson, Chief Executive Officer

3

AB Svensk Exportkredit Swedish Export Credit Corporation

Summary

January-September 2020

(Compared to the period January-September 2019)

•	Net interest income Skr 1,427 million (9M19: Skr 1,286 million)
•	Operating profit Skr 802 million (9M19: Skr 933 million)
•	Net profit Skr 627 million (9M19: Skr 734 million)
•	New lending Skr 106.9 billion (9M19: Skr 61.6 billion)
•	Basic and diluted earnings per share Skr 157 (9M19: Skr 184)
•	After-tax return on equity 4.3 percent (9M19: 5.3 percent)

Third quarter of 2020

(Compared to the third quarter of 2019)

•	Net interest income Skr 553 million (3Q19: Skr 436 million)
•	Operating profit Skr 512 million (3Q19: Skr 253 million)
•	Net profit Skr 403 million (3Q19: Skr 198 million)
•	New lending Skr 17.1 billion (3Q19: Skr 16.2 billion)
•	Basic and diluted earnings per share Skr 101 (3Q19: Skr 50)
•	After-tax return on equity 8.2 percent (3Q19: 4.2 percent)

Equity and balances

(Compared to December 31, 2019)

•	Total capital ratio 20.3 percent (year-end 2019: 20.6 percent)
•	Total assets Skr 370.4 billion (year-end 2019: Skr 317.3 billion)
•	Loans, outstanding and undisbursed Skr 306.5 billion (year-end 2019: Skr 269.7 billion)

Statement by the CEO

SEK plays an even more crucial role in times of economic turbulence

The high demand for financing that we noted last spring in the wake of COVID-19 and that continued through the second quarter, has fallen off in the third quarter, with lending volumes returning to more normal levels. This is due in part to many exporters having already covered their financing needs and in part to indicators signaling that the Swedish economy has entered a recovery phase. New lending for the third quarter amounted to Skr 17.1 billion, up slightly on the corresponding period last year (3Q19: Skr 16.2 billion). The high level of lending during the year resulted in third-quarter net interest income being the highest to date for SEK. Even if new lending has now returned to normal levels, the developments this year showcase SEK’s crucial role in times of economic turbulence.

One remaining effect of the pandemic is that the majority of SEK’s employees are continuing to work remotely, at least until the end of the year. Working from home has been highly effective from both a technical and a practical standpoint. The majority of client meetings are also conducted remotely, which has worked well, and slowly but surely, onboarding of new clients has started to pick up. However, the number of new clients is down on our expectations at the start of the year.

It is now more important than ever for industry to invest in the transition to a more sustainable world, in particular given the need to restart the economy and to reach the Swedish climate goals contained in the Paris Agreement. SEK aims to be a positive force in the transition and has excellent prerequisites to contribute. The company has extensive experience of financing renewable energy and sustainable infrastructure on an international scale.

We have identified four areas in substantial need of transition, namely: transportation, energy, shipping and smart cities. Through competitive finance offerings, SEK can assist in the industry’s transition to more fossil-frugal products and operations.

In line with SEK’s focus on sustainability, the company has issued three Swedish krona denominated green bonds for a total nominal amount of Skr 1.3 billion during the third quarter.

Operating profit for the first nine months of the year was Skr 802 million (9M19: Skr 933 million). The decrease in earnings was mainly due to increased provisions for expected credit losses. Net interest income totaled Skr 1,427 million (9M19: Skr 1,286 million), up 11 percent year-on-year.

Catrin Fransson Chief Executive Officer

Operations

Increased lending to green investments

Following record highs for new lending in the second quarter, volumes have returned to more normal levels. New lending for the third quarter amounted to Skr 17.1 billion (3Q19: Skr 16.2 billion). Many companies resolved their financing needs in the spring, when uncertainty regarding the pandemic was at its greatest. Accordingly, demand from clients is expected to decline over the remainder of the year.

In the third quarter, transactions were dominated by factoring services to support just under half of the lending volume and by export credits to Africa. The largest export credit pertained to green financing of solar power parks in Angola, where Hitachi ABB Power Grids and a number of Swedish companies are supplying equipment. The loan has a long maturity of 18 years and the EUR 560 million export credit was arranged by ING Bank in the Netherlands and is guaranteed by the Swedish Export Credit Agency.

One of SEK’s new clients is Climeon AB, which converts low temperature heat into clean electricity. Climeon is an excellent example of Swedish engineering expertise with an end-product that contributes to fossil free energy. SEK has high ambitions for working with companies whose products and services promote the transition.

New lending

Skr bn	Jan-Sep 2020	Jan-Sep 2019	Jan-Dec 2019
Lending to Swedish exporters[1]	55.7	20.1	24.9
Lending to exporters’ customers[2]	51.2	41.5	49.6
Total	106.9	61.6	74.5
CIRR loans as percentage of new lending	16%	25%	21%

1	Of which Skr 0.8 billion (9M19: 0.8 billion; year-end 2019: Skr 1.8 billion) had not been disbursed at period end.
2	Of which Skr 16.7 billion (9M19: 17.0 billion; year-end 2019: Skr 16.3 billion) had not been disbursed at period end.

High issue volumes

During the first nine months of the year, SEK has raised sums corresponding to Skr 100 billion with long maturities, that is maturities of over one year, amounting to an increase of Skr 40 billion compared with the same period last year. In parallel, SEK has issued a large volume of commercial paper with shorter maturities, corresponding to Skr 19 billion. SEK’s long-term relationships with investors and its good name in the market resulted in the high volumes being well received.

SEK’s borrowing levels have successively declined since the spring, following the severe disruption in the capital markets that arose in conjunction with the COVID-19 pandemic. In August, SEK issued a USD 1 billion five-year fixed-rate benchmark bond. The bond’s interest rate was 13 basis points lower than an equivalent five-year bond issued in May this year. In September, SEK issued a USD 1.25 billion three-year benchmark bond at the same rate as for the corresponding maturity last year.

In line with SEK’s focus on sustainability, the company has issued Skr 1.3 billion in green bonds during the third quarter.

SEK’s borrowing

Skr bn	Jan-Sep 2020	Jan-Sep 2019	Jan-Dec 2019
New long-term borrowings	99.8	56.5	81.1
Outstanding senior debt	352.2	292.4	273.0
Repurchase and redemption of own debt	2.8	6.3	21.3

Comments on the consolidated financial accounts

January-September 2020

Operating profit amounted to Skr 802 million (9M19: Skr 933 million). Net profit amounted to Skr 627 million (9M19: Skr 734 million). The decrease compared to the same period in the previous year was mainly due to an increase in provisions for expected credit losses and lower net results of financial transactions.

Net interest income

Net interest income amounted to Skr 1,427 million (9M19: Skr 1,286 million), an increase of 11 percent compared to the same period in the previous year. Net interest income was positively affected by high volumes of new lending during the first half of the year. Net interest income also increased by Skr 63 million due to a lower resolution fee that SEK is required to pay to a fund to support the recovery of credit institutions, which amounted to Skr 64 million (9M19: Skr 127 million). In 2020, the resolution fee amounts to 0.05 percent of the calculation basis (2019: 0.09 percent).

The table below shows average interest-bearing assets and liabilities.

Skr bn, average	Jan-Sep 2020	Jan-Sep 2019	Change
Total loans	232.4	218.5	6%
Liquidity investments	71.1	64.1	11%
Interest-bearing assets	320.8	290.6	10%
Interest-bearing liabilities	299.1	275.1	9%

Net results of financial transactions

Net results of financial transactions amounted to Skr -4 million (9M19: Skr 113 million). During the period, there was significant volatility in the financial markets. This was reflected by wide swings in the market factors to which SEK’s unrealized earnings are exposed, such as interest rates and, basis and credit spreads. The impact on total earnings in the period was limited, even if individual market factors contributed to increased volatility in unrealized earnings during the period.

Operating expenses

Skr mn	Jan-Sep 2020	Jan-Sep 2019	Change
Personnel expenses	-252	-243	4%
Other administrative expenses	-142	-149	-5%
Depreciation and impairment of non-financial assets	-39	-43	-9%
Total operating expenses	-433	-435	0%

Operating expenses decreased slightly compared to the same period in the previous year, which was mainly due to a decrease in other administrative expenses, partially offset by an increase in personnel expenses.

A provision of Skr 6 million was made for the individual variable remuneration program (9M19: Skr 7 million).

Net credit losses

Net credit losses amounted to Skr -160 million (9M19: Skr -8 million), which consisted entirely of increased provisions for expected credit losses. The significant increase in provisions for expected credit losses was primarily attributable to market conditions in the wake of the COVID-19 pandemic, with SEK noting an increase in stage 1 and 2 expected credit losses. SEK’s IFRS 9 model is based on GDP growth projections estimating the impact on the probability of default. SEK’s management believes it underestimates the probability of default within the asset portfolio, see Note 4. SEK has accordingly made an overall adjustment.

Loss allowances as of September 30, 2020 amounted to Skr -261 million compared to Skr -128 million as of December 31, 2019, of which exposures in stage 3 amounted to Skr -49 million (year-end 2019: Skr -64 million). The decrease in stage 3 is the result of an established loss, which had previously been fully reserved.

Taxes

Tax costs amounted to Skr -175 million (9M19: Skr -199 million), and the effective tax rate amounted to 21.4 percent (9M19: 21.3 percent).

Other comprehensive income (OCI)

Other comprehensive income before tax amounted to Skr -6 million (9M19: Skr -7 million). The result is explained by a negative result related to the revaluation of defined benefit plans, which were affected by the drop of the discount rate during the year. This was offset by a positive result related to changes in own credit risk.

July-September 2020

Operating profit amounted to Skr 512 million (3Q19: Skr 253 million). Net profit amounted to Skr 403 million (3Q19: Skr 198 million). The increase compared to the same period in the previous year was mainly due to higher net interest income, in addition to higher net results of financial transactions, which were affected positively by unrealized changes in market values.

Net interest income

Net interest income amounted to Skr 553 million (3Q19: Skr 436 million), an increase of 27 percent compared to the same period in the previous year. The increased volumes of new lending throughout the first and second quarters and normal levels of lending in the third quarter in aggregate had a positive effect on net interest income in the third quarter. Net interest income also increased by Skr 21 million due to a lower resolution fee that amounted to a total of Skr 21 million (3Q19: Skr 42 million) for the period.

The table below shows average interest-bearing assets and liabilities.

Skr bn, average	Jul-Sep 2020	Jul-Sep 2019	Change
Total loans	247.6	223.9	11%
Liquidity investments	67.4	61.2	10%
Interest-bearing assets	334.1	301.7	11%
Interest-bearing liabilities	314.8	281.2	12%

Net results of financial transactions

Net results of financial transactions amounted to Skr 87 million (3Q19: Skr -42 million). The result is mainly due to a positive effect from basis spreads.

Operating expenses

Skr mn	Jul-Sep 2020	Jul-Sep 2019	Change
Personnel expenses	-75	-72	4%
Other administrative expenses	-44	-43	2%
Depreciation and impairment of non-financial assets	-13	-15	-13%
Total operating expenses	-132	-130	2%

Operating expenses increased 2 percent compared to the same period in the previous year.

A provision of Skr 6 million was made for the individual variable remuneration program (3Q19: Skr 2 million).

Net credit losses

Net credit losses amounted to Skr 15 million (3Q19: Skr -4 million) and consist of decreased provisions for expected credit losses. The decreased credit losses for the third quarter were primarily attributable to a decrease in stage 1 expected credit losses. The macroeconomic development during the third quarter has shown a stronger recovery than previously projected. Management has therefore made the assessment that the total expected credit losses will be slightly lower than the assessment in the previous quarter. Management’s assessment, however, is that the recovery is still not as strong as SEK’s IFRS 9 model indicates, see Note 4. SEK has accordingly made an overall adjustment.

Taxes

Tax costs amounted to Skr -109 million (3Q19: Skr -55 million), and the effective tax rate amounted to 21.4 percent (3Q19: 21.7 percent).

Other comprehensive income (OCI)

Other comprehensive income before tax amounted to Skr -54 million (3Q19: Skr -26 million), mainly due to negative results related both to changes in own credit risk and the revaluation of defined benefit plans.

Statement of Financial Position

Total assets and liquidity investments

Total assets increased compared to the end of 2019, mainly driven by increased lending volumes and increased lending capacity due to the COVID-19 pandemic. During the period, SEK had a substantial increase in demand for financing, mainly from existing clients, which has also led to an increase in committed loans.

Skr bn	September 30, 2020	December 31, 2019	Change
Total assets	370.4	317.3	17%
Liquidity investments	78.6	63.6	24%
Total loans	247.1	217.6	14%
of which loans in the CIRR-system	75.2	76.1	-1%

Total net exposures, exposures after risk mitigation, amounted to Skr 397.9 billion as of September 30, 2020 (year-end 2019: Skr 347.5 billion). Credit exposures to central governments and corporates have increased during the period as a result of increased lending to Swedish exporters, part of which has been guaranteed by government agencies. Exposures to financial institutions have decreased due to active liquidity management measures by the company.

Liabilities and equity

As of September 30, 2020, the aggregate volume of available funds and shareholders’ equity exceeded the aggregate volume of loans outstanding and loans committed at all maturities. SEK considers all of its outstanding commitments to be covered through maturity.

SEK has a credit facility in place with the Swedish National Debt Office of up to Skr 200 billion. To ensure coverage of the increased demand from clients within the officially supported export credit (“CIRR”) framework, SEK utilized Skr 10 billion from the facility during the first quarter of 2020. The credit facility can now be utilized for both loans covered by the CIRR-system and, up to Skr 15 billion, for commercial export financing. The credit facility is intended as a reserve when funding markets are not available to SEK.

Capital adequacy

As of September 30, 2020, SEK’s total own funds amounted to Skr 19.1 billion (year-end 2019: Skr 18.3 billion). The total capital ratio was 20.3 percent (year-end 2019: 20.6 percent), representing a margin of 5.3 percentage points above SEK’s estimate of Finansinspektionen’s (the Swedish FSA) requirement of 15.0 percent as of September 30, 2020. The corresponding Common Equity Tier 1 capital estimated requirement was 10.0 percent. Given that SEK’s own funds are comprised solely of Common Equity Tier 1 capital, this represents a margin of 10.3 percentage points above the requirement. Overall, SEK is strongly capitalized and has healthy liquidity.

Percent	September 30, 2020	December 31, 2019
Common Equity Tier 1 capital ratio	20.3	20.6
Tier 1 capital ratio	20.3	20.6
Total capital ratio	20.3	20.6
Leverage ratio	5.1	5.7
Liquidity coverage ratio (LCR)[1]	337	620
Net stable funding ratio (NSFR)[1]	139	120

1	In the first quarter of 2020, SEK has changed its methodology for calculating LCR and NSFR as an adaptation to future regulatory requirements. The changes to the LCR calculation only have a marginal effect on the outcome, while the new NSFR calculation has a slight positive effect.

Rating

	Skr	Foreign currency
Moody’s	Aa1/Stable	Aa1/Stable
Standard & Poor’s	AA+/Stable	AA+/Stable

Other events

Due to the substantial disruption of the financial system and the negative effects for Sweden’s export industry that the COVID-19 pandemic has had, SEK and its owner have implemented measures with the aim of strengthening SEK’s lending capacity and providing the company with a greater ability to support Swedish exporters. One measure consists of a resolution passed at the annual general meeting on March 26, 2020, whereby it was resolved that no dividend would be paid for 2019. The Swedish parliament also authorized the Swedish government to increase SEK’s credit facility with the Swedish National Debt Office from Skr 125 billion to Skr 200 billion. SEK can now use the credit facility both within the current CIRR-system and, up to Skr 15 billion, for commercial export financing.

The macro environment

In light of the UK’s departure from the EU, SEK has ensured that all of its agreements and limits with the banks the company does business with will continue to apply.

Further, SEK has assets and liabilities which are accounted for at fair value. Increased volatility in prices on the financial markets might increase the volatility in SEK’s unrealized results.

According to Statistics Sweden, the annualized rate of Swedish GDP growth was -7.7 percent in the second quarter of 2020 and the unemployment rate was 9.1 percent as of August 2020. The consumer price index rose 0.8 percent on an annualized basis in August and the repo rate remained unchanged at zero percent.

Swedish exports decreased by 18.2 percent during the second quarter of 2020 compared with the previous quarter. Growth in global trade slowed in 2019 and at the start of 2020. This development accelerated as a result of the COVID-19 pandemic, as evidenced by the sharp downturn in global growth, trade and economic indicators. Projections for these indicators were revised sharply downward by leading forecasters during the second quarter. For example, the World Bank projects global growth to decline by 5.2 percent in 2020.

The effects of COVID-19 overshadowed the impacts of the departure of the United Kingdom (“UK”) from the European Union (“EU”) in January 2020, trade conflicts and geopolitical risks, as the majority of societal functions worldwide became subject to differing degrees of restrictions or outright closure. During the third quarter, some relief was noted in restrictions and the reopening of certain societal functions in a number of jurisdictions. Economic activity and global trade are showing signs of a slight recovery in many parts of the world. The majority of the macroeconomic figures published in the third quarter have come in better than projected, albeit still at historic lows.

The COVID-19 pandemic has had a major negative impact on Swedish exports, but there are already signs of recovery during the third quarter. Industry order intake in Sweden grew by 5.6 percent between July and August, and Business Sweden’s Export Managers’ Index rose by 11.5 units to 48.7 in August, which indicates a more optimistic view among export companies, especially in their three month outlook.

The strong state of Sweden’s public finances, with low public debt, has been advantageous in terms of the possibility of fiscal stimulus. The state has implemented special measures to promote Swedish exports during the COVID-19 pandemic and SEK’s role of securing financing for the Swedish export industry has become even clearer in the form of, inter alia, an expanded credit facility with the Swedish National Debt Office.

Risk factors

Various risks arise as part of SEK’s operations, which primarily consist of credit risks, but also include market, liquidity, re-financing, operational and sustainability risks. For a more detailed description of these risks, refer to the separate risk report Capital Adequacy and Risk Management Report – Pillar 3 2019 and Note 30 to the annual financial statements included in SEK’s 2019 Annual Report on Form 20-F.

The following risk factors supplement the “Risk Factors” section in SEK’s 2019 Annual Report on Form 20-F.

COVID-19 could have an adverse effect on SEK’s business.

While the direct and indirect impact of the global COVID-19 outbreak remains uncertain, a number of central banks and governments have announced financial stimulus packages in anticipation of a very significant negative impact on gross domestic product during 2020. Concerns remain as to whether these policy tools will counter anticipated macro-economic risks. A prolongation of the outbreak could significantly adversely affect global economic growth, and impact business operations across the global economy generally, both as a result of weakened economic activity and in terms of the health and wellbeing of employees being affected. Such weakening of the economy and or operations could have a material adverse impact on the financial performance or operations of counterparties to SEK, and correspondingly impact SEK, or the cost of funding for SEK, which could have an adverse impact on SEK’s business, financial condition, results of operations and liquidity.

Disruptions in the financial markets or economic recessions, including as a result of geopolitical instability and as a result of the recent global outbreak of COVID-19, may have an adverse effect on SEK’s financial performance.

SEK’s business and earnings are affected by general business, economic and market conditions, especially within Sweden and Europe. Uncertainties remain concerning the outlook and the future economic environment related to recent events in those regions, such as the impacts of the global outbreak of COVID-19, a continuing weak economic outlook in certain European countries and the uncertainty surrounding the economic effect of the withdrawal of the UK from the EU on January 31, 2020. Although SEK does not have operations in the UK, a large portion of SEK’s borrowings are arranged through banks in the UK. If SEK fails to maintain these agreements on favorable terms following Brexit or the agreements completed with such UK banks’ EU-based affiliates cannot be utilized effectively, SEK’s business and financial performance will suffer. Uncertainties remain as to what, if any, impact a new regulatory regime in the UK and in the EU will have on these agreements.

Additionally, even in the absence of slow economic growth or recessions, other economic circumstances – including, but not limited to, volatility in energy prices, contractions in infrastructure spending, fluctuations in market interest or exchange rates, and concerns over the financial health of sovereign governments and their instrumentalities – may have negative consequences for the companies and industries that the Group provides financing to (as well as the financial condition of SEK’s financial counterparties) and could, in addition to the other factors cited above, have material adverse effects on the Group’s business prospects, financial condition or ability to fulfill its debt obligations.

Disruptions in the financial markets or economic recessions (including as a result of the recent global outbreak of COVID-19) may negatively affect the credit quality of borrowers and cause risk to other counterparties, which may cause SEK to incur credit losses or affect the value of its assets.

Risks arising from the credit quality of borrowers and counterparties and the recoverability of loans and amounts due from counterparties in derivative transactions are inherent in SEK’s businesses. Consequently, SEK may incur credit losses or delinquency in debt repayments even in normal economic circumstances. Financial market disruptions or economic recessions (including as a result of the recent global outbreak of COVID-19) may further affect SEK’s customers and counterparties, negatively affecting their ability to fulfill their obligations. Market and economic disruptions may affect, among other things, business and consumer spending, bankruptcy rates and asset prices, creating a greater likelihood of impact on an increased number of SEK’s customers’ or counterparties’ credit demand or that they may become delinquent in their loans or other obligations to SEK. For example, following the 2007/2008 financial crisis, SEK was forced to write down the value of some of its assets as a result of disruptions in the financial markets. Such disruptions may affect the recoverability and value of SEK’s assets and may necessitate an increase in SEK’s provisions for delinquent and defaulted debt and other provisions, which could in turn have a material adverse effect on SEK’s business and/or its ability to repay its debts.

In addition, SEK has made an adjustment to estimated credit losses in determining its provision for credit losses to take into account the support measures implemented by the government in response to the COVID-19 pandemic to help companies in crisis. These measures may not be effective or companies may be affected more greatly than indicated in the models SEK uses, which would result in higher credit losses than SEK has reserved for, which could have a material adverse effect on SEKs results, financial condition or ability to fulfil its debt obligations.

Reduced access to international capital markets for the financing of SEK’s operations, or less favorable financing terms, may negatively impact SEK’s profitability and its ability to fulfill its obligations.

In order to finance its operations, SEK is dependent on the international capital markets, where it competes with other issuers to obtain financing. Although SEK has been able to successfully finance its operations to date, factors outside SEK’s control may have material adverse effects on the Group’s continued ability to obtain such financing or could cause the cost of such financing to increase. As a result of the recent global outbreak of COVID-19, global markets are extremely turbulent and volatile. For example, as a result of the financial crisis in 2008, SEK experienced higher costs of funding through the international capital markets, as did other issuers during this time. In 2008, SEK was able to offset the increased cost of funding by increasing the margins on its lending, but currently and in the future, that might not be possible, which could result in more expensive access to the capital markets, which could have a material adverse effect on SEK’s results of operations.

A key factor affecting the cost and availability of financing is SEK’s credit rating. Although the Group currently has favorable credit ratings from various credit rating agencies, those credit ratings depend on many factors, some of which are outside of SEK’s control. Significant factors in determining SEK’s credit ratings or that otherwise could affect its ability to raise financing include its ownership structure, asset quality, liquidity profile, short and long-term financial prospects, risk exposures, capital ratios, and prudential measures, as well as government support and SEK’s public policy role. Notwithstanding regular confirmation from SEK’s owner (the Swedish State) of its continued support for SEK’s current public policy role, there is a risk that this view could change in the future. Deterioration in any one of these factors or in any combination of these factors may lead rating agencies to downgrade SEK’s credit ratings. If the Group were to experience a downgrade in its credit ratings, it would likely become necessary to offer increased interest margins in the capital markets in order to obtain financing, which would likely substantially lower the Group’s profit margins and earnings, harm its overall liquidity and negatively affect its business and its ability to fulfill its obligations.

SEK may experience negative changes in the value of its assets or liabilities and may incur other losses related to volatile and illiquid market conditions.

Market volatility, illiquid market conditions and disruptions in the credit markets, including the current conditions as a result of the global outbreak of COVID-19, make it difficult to value certain of SEK’s assets and liabilities during certain periods. For example, SEK is exposed to changes in fair value due to changes in credit spreads on its own debt and due to changes in currency basis spread, which it has not hedged, and such changes in fair value can have a negative impact on SEK’s results as reported under IFRS. Subsequent valuations, in light of factors then prevailing, may result in significant changes in the value of such assets or liabilities in future periods. In addition, at the time of any sale of any such assets, the prices SEK ultimately realizes will depend on the demand and liquidity in the market at that time and may be materially lower than such assets’ current fair value. Any of these factors could require SEK to negatively change the carrying amount of such assets or liabilities, which may have an adverse effect on the Group’s financial condition in future periods.

Losses could result from SEK’s derivatives used for hedging, and SEK’s hedging strategies may not be effective.

SEK uses hedging instruments in an attempt to manage interest rate, currency, credit, basis and other market-related risks.

If any of the variety of instruments and strategies the Group uses to hedge its exposure to these various types of risk is not effective, the Group may incur losses, which may have an adverse effect on the Group’s financial condition and could impair its ability to timely repay or refinance its debts. The majority of SEK’s derivative contracts are OTC derivatives, i.e., derivative contracts that are not transacted on an exchange. These derivatives are entered into under ISDA Master Agreements. If counterparty defaults on these contracts, the underlying exposure would no longer be effectively hedged, which could result in losses.

In addition, there can be no assurance that the Group will continue to be able to hedge risks related to current or future assets or liabilities in accordance with its current policies in an efficient manner or at all. Disruptions such as market crises and economic recessions, including the current conditions as a result of the global outbreak of COVID-19, may put a strain on the availability and effectiveness of hedging instruments or strategies. For example, the expected transition away from LIBOR and similar benchmark rates may have a different impact on the hedged item and the hedging instrument, which could cause some of SEK’s hedge to become ineffective, resulting in potential losses. An inability to hedge its risks could increase SEK’s losses due to those risks, which could have an adverse effect on SEK’s financial condition and its ability to fulfill its obligations.

SEK is exposed to significant operational risk, which could harm SEK’s business, financial performance or the ability to repay its debt.

SEK’s businesses are dependent on the ability to process complex transactions efficiently and accurately. Operational risk for a financial institution such as SEK can arise from fraud, errors by employees, failure to document transactions properly or to obtain proper internal authorizations, equipment failures, natural disasters, information security failures, data loss, cyber-attacks and breaches from known malware or malware that may be developed in the future or the failure of external systems such as, for example, those of SEK’s suppliers or counterparties. These risks could be exacerbated under the current conditions as a result of the global outbreak of COVID-19. Despite having taken preventative actions to protect the security of its information relative to its perceived risks, SEK may nevertheless experience major security failures, data losses, cyber-attacks or breaches in the future, which could have a material adverse effect on SEK’s business. Failure to address operational risk and increased regulatory requirements relating to operational risk may lead to additional costs, losses or damages to SEK’s reputation which may negatively affect customers’ and investors’ confidence, and thus SEK’s business, financial performance or ability to repay its debt. For example, SEK has in the past incurred additional costs related to the enhancement of IT-system due to increased regulatory burdens. If, for example, SEK failed to properly comply with its obligations under financial guarantee contracts or other credit risk reducing arrangements or if the contracts were not properly drafted, this could result in SEK not being able to effectively seek recourse to such guarantees or other arrangements in the event the relevant borrower was unable to repay its debt to SEK.

SEK’s reputation could also be damaged if SEK fails to comply with current legislation and best practices or in any other way fails to meet its commitments and expectations. A significant failure in managing SEK’s operational risk could materially and adversely affect the Company’s business, financial condition, results of operation or ability to repay its debt.

Financial targets

Profitability target	A return on equity of at least 6 percent over time.
Dividend policy	Payment of an ordinary dividend of 30 percent of the profit for the year.
Capital target	SEK’s total capital ratio is to exceed the Swedish FSA’s requirement by 2 to 4 percentage points and SEK’s Common Equity Tier 1 capital ratio is to exceed the Swedish FSA’s requirement by at least 4 percentage points. Currently, the capital targets mean that the total capital ratio should amount to 17.0-19.0 percent and the Common Equity Tier 1 capital ratio should amount to 14.0 percent, based on SEK’s estimation of the Swedish FSA’s requirements as of September 30, 2020.

Key performance indicators

Skr mn (if not otherwise indicated)	Jul-Sep 2020	Apr-Jun 2020	Jul-Sep 2019	Jan-Sep 2020	Jan-Sep 2019	Jan-Dec 2019
New lending	17,097	56,509	16,201	106,896	61,636	74,515
of which to Swedish exporters	3,288	32,478	6,398	55,654	20,148	24,901
of which to exporters’ customers	13,809	24,031	9,803	51,242	41,488	49,614
CIRR-loans as a percentage of new lending	37%	18%	1%	16%	25%	21%
Loans, outstanding and undisbursed	306,473	308,091	285,322	306,473	285,322	269,744

New long-term borrowings	33,423	30,069	21,555	99,784	56,460	81,053
Outstanding senior debt	325,177	304,493	292,415	325,177	292,415	273,017

After-tax return on equity	8.2%	2.1%	4.2%	4.3%	5.3%	5.5%

Common Equity Tier 1 capital ratio	20.3%	20.4%	18.9%	20.3%	18.9%	20.6%
Tier 1 capital ratio	20.3%	20.4%	18.9%	20.3%	18.9%	20.6%
Total capital ratio	20.3%	20.4%	18.9%	20.3%	18.9%	20.6%
Leverage ratio	5.1%	5.4%	5.3%	5.1%	5.3%	5.7%
Liquidity coverage ratio (LCR)[1]	337%	722%	739%	337%	739%	620%
Net stable funding ratio (NSFR)[1]	139%	129%	122%	139%	122%	120%

1	In the first quarter of 2020, SEK changed its methodology for calculating LCR and NSFR as an adaptation to future regulatory requirements. The changes to the LCR calculation only have a marginal effect on the outcome, while the new NSFR calculation has a slight positive effect.

See definitions on page 31.

Condensed Consolidated Statement of Comprehensive Income

Skr mn	Note	Jul-Sep 2020	Apr-Jun 2020	Jul-Sep 2019	Jan-Sep 2020	Jan-Sep 2019	Jan-Dec 2019
Interest income		827	1,073	1,536	3,150	4,723	6,083
Interest expenses		-274	-604	-1,100	-1,723	-3,437	-4,366
Net interest income	2	553	469	436	1,427	1,286	1,717

Net fee and commission expense		-11	-10	-7	-28	-23	-33
Net results of financial transactions	3	87	-24	-42	-4	113	226
Total operating income		629	435	387	1,395	1,376	1,910

Personnel expenses		-75	-92	-72	-252	-243	-333
Other administrative expenses		-44	-46	-43	-142	-149	-206
Depreciation and impairment of non-financial assets		-13	-13	-15	-39	-43	-57
Total operating expenses		-132	-151	-130	-433	-435	-596

Operating profit before credit losses		497	284	257	962	941	1,314

Net credit losses	4	15	-151	-4	-160	-8	-10
Operating profit		512	133	253	802	933	1,304

Tax expenses		-109	-32	-55	-175	-199	-277
Net profit[1]		403	101	198	627	734	1,027

Other comprehensive income related to:
Items to be reclassified to profit or loss
Derivatives in cash flow hedges		-	-	-	-	-8	-8
Tax on items to be reclassified to profit or loss		-	-	-	-	2	2
Net items to be reclassified to profit or loss		-	-	-	-	-6	-6

Items not to be reclassified to profit or loss
Own credit risk		-22	-62	-14	27	40	24
Revaluation of defined benefit plans		-32	8	-12	-33	-39	-4
Tax on items not to be reclassified to profit or loss		11	12	6	0	0	-4
Net items not to be reclassified to profit or loss		-43	-42	-20	-6	1	16

Total other comprehensive income		-43	-42	-20	-6	-5	10

Total comprehensive income[1]		360	59	178	621	729	1,037

Skr
Basic and diluted earnings per share[2]		101	25	50	157	184	257

1	The entire profit is attributable to the shareholder of the Parent Company.
2	Net profit divided by average number of shares, which amounts to 3,990,000 for each period.

Consolidated Statement of Financial Position

Skr mn	Note	September 30, 2020	December 31, 2019
Assets
Cash and cash equivalents	5	7,314	1,362
Treasuries/government bonds	5	23,397	8,344
Other interest-bearing securities except loans	5	47,908	53,906
Loans in the form of interest-bearing securities	4, 5	56,601	43,627
Loans to credit institutions	4, 5	27,798	27,010
Loans to the public	4, 5	180,491	163,848
Derivatives	5, 6	9,125	6,968
Tangible and intangible assets		137	134
Deferred tax asset		21	16
Other assets		14,833	9,334
Prepaid expenses and accrued revenues		2,730	2,747
Total assets		370,355	317,296

Liabilities and equity
Borrowing from credit institutions	5	3,582	3,678
Borrowing from the public	5	10,000	-
Debt securities issued	5	311,595	269,339
Derivatives	5, 6	22,680	20,056
Other liabilities		554	2,466
Accrued expenses and prepaid revenues		2,118	2,582
Provisions		123	93
Total liabilities		350,652	298,214

Share capital		3,990	3,990
Reserves		-149	-143
Retained earnings		15,862	15,235
Total equity		19,703	19,082

Total liabilities and equity		370,355	317,296

Condensed Consolidated Statement of Changes in Equity

			Reserves
Skr mn	Equity	Share capital	Hedge reserve	Own credit risk	Defined benefit plans	Retained earnings
Opening balance of equity January 1, 2019	18,239	3,990	6	-117	-42	14,402
Net profit Jan-Sep 2019	734					734
Other comprehensive income Jan-Sep 2019	-5		-6	31	-30
Total comprehensive income Jan-Sep 2019	729	-	-6	31	-30	734
Dividend	-194					-194
Closing balance of equity September 30, 2019[1]	18,774	3,990	-	-86	-72	14,942
Opening balance of equity January 1, 2019	18,239	3,990	6	-117	-42	14,402
Net profit Jan-Dec 2019	1,027					1,027
Other comprehensive income Jan-Dec 2019	10		-6	19	-3
Total comprehensive income Jan-Dec 2019	1,037	-	-6	19	-3	1,027
Dividend	-194					-194
Closing balance of equity December 31, 2019[1]	19,082	3,990	-	-98	-45	15,235
Opening balance of equity January 1, 2020	19,082	3,990	-	-98	-45	15,235
Net profit Jan-Sep 2020	627					627
Other comprehensive income Jan-Sep 2020	-6			21	-27
Total comprehensive income Jan-Sep 2020	621	-	-	21	-27	627
Dividend	-					-
Closing balance of equity September 30, 2020[1]	19,703	3,990	-	-77	-72	15,862

1	The entire equity is attributable to the shareholder of the Parent Company.

Condensed Statement of Cash Flows in the Consolidated Group

Skr mn	Jan-Sep 2020	Jan-Sep 2019	Jan-Dec 2019
Operating activities
Operating profit	802	933	1,304

Adjustments for non-cash items in operating profit	-201	-147	-279
Income tax paid	-249	-244	-366
Changes in assets and liabilities from operating activities	-31,383	-4,676	-1,433
Cash flow from operating activities	-31,031	-4,134	-774

Investing activities
Capital expenditures	-22	-26	-40
Cash flow from investing activities	-22	-26	-40

Financing activities
Change in senior debt	43,328	2,408	-4,420
Derivatives, net	-5,896	3,682	4,049
Dividend paid	-	-194	-194
Payment of lease liability	-20	-33	-39
Cash flow from financing activities	37,412	5,863	-604

Cash flow for the period	6,359	1,703	-1,418

Cash and cash equivalents at beginning of the period	1,362	2,416	2,416
Cash flow for the period	6,359	1,703	-1,418
Exchange-rate differences on cash and cash equivalents	-407	368	364
Cash and cash equivalents at end of the period[1]	7,314	4,487	1,362

1	Cash and cash equivalents include, in this context, cash at banks that can be immediately converted into cash and short-term deposits for which the time to maturity does not exceed three months from trade date.

Notes

Note 1. Accounting policies

Note 2. Net interest income

Note 3. Net results of financial transactions

Note 4. Impairments

Note 5. Financial assets and liabilities at fair value

Note 6. Derivatives

Note 7. CIRR-system

Note 8. Pledged assets and contingent liabilities

Note 9. Capital adequacy

Note 10. Exposures

Note 11. Transactions with related parties

Note 12. Events after the reporting period

References to “SEK” or the “Parent Company” are to AB Svensk Exportkredit. References to “Consolidated Group” are to SEK and its consolidated subsidiary. All amounts are in Skr million, unless otherwise indicated. All figures concern the Consolidated Group, unless otherwise indicated.

Note 1. Accounting policies

This condensed interim report is presented in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting. The Consolidated Group’s consolidated accounts have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), together with the interpretations from IFRS Interpretations Committee (IFRS IC). The IFRS standards applied by SEK are all endorsed by the European Union (EU). The accounting also follows the additional standards imposed by the Annual Accounts Act for Credit Institutions and Securities Companies (1995:1559) (ÅRKL) and the regulation and general guidelines issued by Finansinspektionen (the Swedish FSA), “Annual Reports in Credit Institutions and Securities Companies” (FFFS 2008:25). In addition to this, the supplementary accounting rules for groups (RFR 1) issued by the Swedish Financial Reporting Board have been applied. SEK also follows the state’s principles for external reporting in accordance with its State Ownership Policy and principles for state-owned enterprises.

The accounting policies, methods of computation and presentation of the Consolidated Group are, in all material aspects, the same as those used for the 2019 annual financial statements. This condensed interim report does not include all the disclosures required in the annual financial statements, and should be read in conjunction with the company’s annual financial statements as of December 31, 2019.

SEK elected early adoption in 2019 of the amendments to IFRS 9, IAS 39 and IFRS 7 Interest Rate Benchmark Reform issued by IASB in September 2019 (IBOR reform), see the annual financial statements included in SEK’s 2019 Annual Report on Form 20-F, Note 1 (c) (ii).

Other changes from IASB have not had any material impact on SEK’s financial reporting for 2020 and there are no other IFRS or IFRS Interpretations Committee interpretations that are not yet applicable that are expected to have a material impact on SEK’s financial statements, capital adequacy or large exposure ratios.

Note 2. Net interest income

Skr mn	Jul-Sep 2020	Apr-Jun 2020	Jul-Sep 2019	Jan-Sep 2020	Jan-Sep 2019	Jan-Dec 2019
Interest income
Loans to credit institutions	107	255	510	747	1,590	2,005
Loans to the public	534	562	657	1, 671	2,040	2,656
Loans in the form of interest-bearing securities	233	243	215	689	617	829
Interest-bearing securities excluding loans in the form of interest-bearing securities	32	71	176	223	534	686
Derivatives	-127	-111	-73	-332	-205	-291
Administrative remuneration CIRR-system	48	53	50	151	145	194
Other assets	0	0	1	1	2	4
Total interest income[1]	827	1,073	1,536	3,150	4,723	6,083

Interest expenses
Interest expenses	-253	-587	-1,058	-1,659	-3,310	-4,197
Resolution fee	-21	-17	-42	-64	-127	-169
Total interest expenses	-274	-604	-1,100	-1,723	-3,437	-4,366

Net interest income	553	469	436	1,427	1,286	1,717

1	Interest income calculated using the effective interest method amounted to Skr 2,815 million during January-September 2020 (9M19: Skr 4,025 million).

Note 3. Net results of financial transactions

Skr mn	Jul-Sep 2020	Apr-Jun 2020	Jul-Sep 2019	Jan-Sep 2020	Jan-Sep 2019	Jan-Dec 2019
Derecognition of financial instruments not measured at fair value through profit or loss	1	8	9	11	17	19
Financial assets or liabilities at fair value through profit or loss	48	1	-31	-61	51	120
Financial instruments under fair-value hedge accounting	36	-37	-19	44	46	85
Currency exchange-rate effects on all assets and liabilities excl. currency exchange-rate effects related to revaluation at fair value	2	4	-1	2	-1	2
Total net results of financial transactions	87	-24	-42	-4	113	226

SEK’s general business model is to hold financial instruments measured at fair value to maturity. The net market value changes are mainly attributable to changes in credit spread on own debt, which are reported in other comprehensive income, and basis spreads, which are reported in net results of financial transactions. The changes could be significant in a single reporting period, but will not affect earnings over time since the lifetime cumulative changes in the instrument’s market value will net to zero if it is held to maturity and is a performing instrument. When financial instruments are not held to maturity, realized gains and losses can occur, as in cases where SEK repurchases its own debt, or where lending is repaid early and the related hedging instruments are terminated prematurely. These effects are presented in the following line items of net results of financial transactions in the table above: “Derecognition of financial instruments not measured at fair value through profit or loss”, “Financial assets or liabilities at fair value through profit or loss” and “Financial instruments under fair-value hedge accounting”. “Financial assets or liabilities at fair value through profit or loss” and “Financial instruments under fair-value hedge accounting” include realized as well as unrealized changes in fair value.

Note 4. Impairments

Skr mn	Jul-Sep 2020	Apr-Jun 2020	Jul-Sep 2019	Jan-Sep 2020	Jan-Sep 2019	Jan-Dec 2019
Expected credit losses, stage 1	20	-110	-5	-107	-8	-19
Expected credit losses, stage 2	0	-39	-2	-46	6	11
Expected credit losses, stage 3	-5	-2	3	-7	-21	-17
Established losses	-	-20	-	-20	-25	-25
Reserves applied to cover established credit losses	-	20	-	20	40	40
Recovered credit losses	-	-	-	-	-	-
Net credit losses	15	-151	-4	-160	-8	-10

	September 30, 2020				December 31, 2019
Skr mn	Stage 1	Stage 2	Stage 3	Total	Total
Loans, before expected credit losses	210,197	36,106	1,068	247,371	217,594
Off balance sheet exposures, before expected credit losses	36,865	27,586	-	64,451	59,343
Total, before expected credit losses	247,062	63,692	1,068	311,822	276,937

Loss allowance, loans	-158	-54	-49	-261	-124
Loss allowance, off balance sheet exposures[1]	-0	-	-	-0	-4
Total loss allowance	-158	-54	-49	-261	-128
Provision ratio	0.06%	0.08%	4.59%	0.08%	0.05%

1	Recognized under provision in Consolidated Statement of Financial Position. Off balance sheet exposures consist of guarantee commitments, committed undisbursed loans and binding offers, see Note 8.

The table above shows the book value of loans and nominal amounts for off-balance sheet exposures before expected credit losses for each stage as well as related loss allowance amounts, in order to place expected credit losses in relation to credit exposures. Overall, the credit portfolio has an extremely high credit quality and SEK often uses risk mitigation measures, primarily through guarantees from the Swedish Export Credit Agency (EKN) and other government export credit agencies in the Organisation for Economic Co-operation and Development (OECD), which explains the low provision ratio.

Loss Allowance

	September 30, 2020				December 31, 2019
Skr mn	Stage 1	Stage 2	Stage 3	Total	Total
Opening balance January 1	-54	-10	-64	-128	-139
Increases due to origination and acquisition	-64	0	0	-64	-23
Net remeasurement of loss allowance	-51	-44	-7	-102	10
Transfer to stage 1	0	0	-	-	0
Transfer to stage 2	1	-1	-	-	0
Transfer to stage 3	0	-	0	-	-22
Decreases due to derecognition	7	0	0	7	10
Decrease in allowance account due to write-offs	-	-	20	20	40
Exchange-rate differences[1]	3	1	2	6	-4
Closing balance	-158	-54	-49	-261	-128

1	Recognized under net results of financial transactions in Statement of Comprehensive Income.

Provisions for expected credit losses (ECLs) are calculated using quantitative models based on inputs, assumptions and methods that are highly reliant on assessments. In particular, the following could heavily impact the level of provisions:

the establishment of a material increase in credit risk, allowing for forward-looking macroeconomic scenarios, and the measurement of both ECLs over the next 12 months and lifetime ECLs. ECLs are based on objective assessments of what SEK expects to lose on the exposures given what was known on the reporting date and taking into account possible future events. The ECL is a probability-weighted amount that is determined by evaluating the outcome of several possible scenarios and where the data taken into consideration comprises information from previous conditions, current conditions and projections of future economic conditions. SEK’s method entails three scenarios being prepared for each probability of default curve: (i) a base scenario, (ii) a downturn scenario and (iii) an upturn scenario. The base scenario consists of GDP forecasts from the World Bank. The World Bank revised its figures for global growth in June 2020, which was a downward revision of the growth figures compared to its most recent projections. No significant events have taken place since then which would lead to a revision of the World Bank’s forecast. The base scenario has been weighted at 60 percent, and the downturn and upturn scenarios weighted equally at 20 percent. In the third quarter, SEK made an overall adjustment to increase expected credit losses, which was calculated pursuant to SEK’s IFRS 9 model as of September 30, 2020. SEK’s IFRS 9 model is based on GDP growth projections estimating the impact on the probability of default. SEK’s management believes that the strong positive GDP growth projections for 2021 may understate the probability of default of the asset portfolio, as they do not take into account the sharp fall in GDP during the second quarter. SEK has accordingly made an overall adjustment.

SEK has conducted an extensive assessment of material increases in credit risk due to the COVID-19 pandemic. SEK’s assessment is that the company’s method is still applicable for assessing whether a material increase in credit risk has occurred. SEK has noted an increase in credits moving from stage 1 to stage 2, which was mainly attributable to an increase in forbearance agreements due to the COVID-19 pandemic and decreased ratings. The movements from stage 1 to stage 2 have not had any material impact on expected credit losses.

Note 5. Financial assets and liabilities at fair value

	September 30, 2020
Skr mn	Book value	Fair value	Surplus value (+)/ Deficit value (–)
Cash and cash equivalents	7,314	7,314	-
Treasuries/governments bonds	23,397	23,397	-
Other interest-bearing securities except loans	47,908	47,908	-
Loans in the form of interest-bearing securities	56,601	57,615	1,014
Loans to credit institutions	27,798	27,975	177
Loans to the public	180,491	188,382	7,891
Derivatives	9,125	9,125	-
Total financial assets	352,634	361,716	9,082

Borrowing from credit institutions	3,582	3,582	-
Borrowing from the public	10,000	10,000	-
Debt securities issued	311,595	312,040	445
Derivatives	22,680	22,680	-
Total financial liabilities	347,857	348,302	445

	December 31, 2019
Skr mn	Book value	Fair value	Surplus value (+)/ Deficit value (–)
Cash and cash equivalents	1,362	1,362	-
Treasuries/governments bonds	8,344	8,344	-
Other interest-bearing securities except loans	53,906	53,906	-
Loans in the form of interest-bearing securities	43,627	45,054	1,427
Loans to credit institutions	27,010	27,133	123
Loans to the public	163,848	169,612	5,764
Derivatives	6,968	6,968	-
Total financial assets	305,065	312,379	7,314

Borrowing from credit institutions	3,678	3,678	-
Debt securities issued	269,339	271,549	2,210
Derivatives	20,056	20,056	-
Total financial liabilities	293,073	295,283	2,210

Determination of fair value

The determination of fair value is described in the annual financial statements included in SEK’s 2019 Annual Report on Form 20-F, see Note 1 (h) (viii) Principles for determination of fair value of financial instruments and (ix) Determination of fair value of certain types of financial instruments. The current market situation in the light of the COVID-19 outbreak has not resulted in any changes in methodology for determination of fair value.

Financial assets in fair value hierarchy

	Financial assets at fair value through profit or loss
Skr mn	Level 1	Level 2	Level 3	Total
Treasuries/governments bonds	17,468	5,929	-	23,397
Other interest-bearing securities except loans	18,374	29,534	-	47,908
Derivatives	-	7,827	1,298	9,125
Total, September 30, 2020	35,842	43,290	1,298	80,430

Total, December 31, 2019	34,450	32,283	2,485	69,218

Financial liabilities in fair value hierarchy

	Financial liabilities at fair value through profit or loss
Skr mn	Level 1	Level 2	Level 3	Total
Debt securities issued	-	6,985	48,496	55,481
Derivatives	-	19,737	2,943	22,680
Total, September 30, 2020	-	26,722	51,439	78,161

Total, December 31, 2019	-	30,546	46,215	76,761

A transfer from level 1 to level 2 of Skr 25,031 million was made during the period January-March 2020. As the market for these instruments again is deemed to be active, they all were transferred back to level 1 during the period April-June 2020 (year-end 2019: transfer from level 2 to level 1 of Skr 21,461 million). Due to an increased element of subjective assessment of the input in the valuation, a transfer of Skr -10,649 million for debt securities issued was made from level 2 to level 3. A transfer from level 3 to level 2 of Skr 6,483 million for debt securities issued and a transfer from level 3 to level 2 of net Skr -1,265 million for derivatives was made since these instruments are not significantly affected by non-observable market data. The transfers to and from level 3 both include debt securities issued of Skr 6,391 million that were transferred from level 2 to level 3 during the period January-March 2020 and then back to level 2 during the period April-June 2020 when valuation of these instruments again could be performed using standard principles (year-end 2019: transfer from level 3 to level 2 of Skr 1,040 million for debt securities issued and transfer from level 3 to level 2 of net Skr -30 million for derivatives).

Financial assets and liabilities at fair value in Level 3, September 30, 2020

Skr mn	January 1, 2020	Purchases	Settlements & sales	Transfers to Level 3	Transfers from Level 3	Gains (+) and losses (–) through profit or loss[1]	Gains (+) and losses (–) in Other comprehensive income	Exchange-rate differences	September 30, 2020
Debt securities issued	-43,752	-9,556	9,656	-10,649	6,483	-347	48	-378	-48,495
Derivatives, net	22	4	-273	-	-1,265	-2,474	-	2,341	-1,645
Net assets and liabilities	-43,730	-9,552	9,383	-10,649	5,218	-2,821	48	1,963	-50,140

Financial assets and liabilities at fair value in Level 3, December 31, 2019

Skr mn	January 1, 2019	Purchases	Settlements & sales	Transfers to Level 3	Transfers from Level 3	Gains (+) and losses (–) through profit or loss[1]	Gains (+) and losses (–) in Other comprehen- sive income	Exchange-rate differences	December 31, 2019
Debt securities issued	-47,898	-10,702	21,314	-	1,040	-3,408	-43	-4,055	-43,752
Derivatives, net	-4,587	-5	-299	1	-31	3,181	-	1,762	22
Net assets and liabilities	-52,485	-10,707	21,015	1	1,009	-227	-43	-2,293	-43,730

1	Gains and losses through profit or loss, including the impact of exchange-rates, is reported as net interest income and net results of financial transactions. The unrealized fair value changes for assets and liabilities, including the impact of exchange-rates, held as of September 30, 2020 amounted to a Skr 102 million loss (year-end 2019: Skr 69 million loss) and are reported as net results of financial transactions.

Uncertainty of valuation of Level 3 instruments

As the estimation of parameters included in the models used to calculate the market value of Level 3 instruments is associated with subjectivity and uncertainty, SEK has conducted an analysis of the difference in fair value of Level 3 instruments using other established parameter values. Option models and discounted cash flows are used to value the Level 3 instruments. For the Level 3 instruments that are significantly affected by different types of correlations, which are not based on observable market data, a revaluation has been made by shifting the correlations. The correlation is expressed as a value between 1 and –1, where 0 indicates no relationship, 1 indicates a maximum positive relationship and -1 indicates a maximum negative relationship. The maximum correlation in the range of unobservable inputs can thus be from 1 to –1. In the analysis, the correlations have been adjusted by +/– 0.12, which represents the level SEK uses within its prudent valuation framework.

For Level 3 instruments that are significantly affected by non-observable market data in the form of SEK’s own creditworthiness, a revaluation has been made by shifting the credit curve. The revaluation is made by shifting the credit spreads by +/- 10 basis points, which has been assessed as a reasonable change in SEK’s credit spread. The analysis shows the impact of the non-observable market data on the market value. In addition, the market value will be affected by observable market data. The result of the analysis corresponds with SEK’s business model where issued securities are linked with a matched hedging derivative. The underlying market data is used to evaluate the issued security as well as to evaluate the fair value in the derivative. This means that a change in fair value of the issued security, excluding SEK’s own credit spread, is offset by an equally large change in fair value in the derivative.

Sensitivity analysis – level 3 assets and liabilities

	September 30, 2020
Assets and liabilities			Range of estimates
Skr mn	Fair Value[1]	Unobservable input	for unobservable input[2]	Valuation method	Sensitivity max	Sensitivity min
Equity	-1,187	Correlation	0.12 - (0.12)	Option Model	-30	30
Interest rate	6	Correlation	0.12 - (0.12)	Option Model	0	0
FX	-299	Correlation	0.12 - (0.12)	Option Model	-70	70
Other	-165	Correlation	0.12 - (0.12)	Option Model	0	0
Sum derivatives, net	-1,645				-100	100

Equity	-18,834	Correlation	0.12 - (0.12)	Option Model	30	-30
		Credit spreads	10BP - (10BP)	Discounted cash flow	21	-21
Interest rate	-14,038	Correlation	0.12 - (0.12)	Option Model	0	0
		Credit spreads	10BP - (10BP)	Discounted cash flow	74	-74
FX	-15,521	Correlation	0.12 - (0.12)	Option Model	73	-73
		Credit spreads	10BP - (10BP)	Discounted cash flow	72	-72
Other	-103	Correlation	0.12 - (0.12)	Option Model	0	0
		Credit spreads	10BP - (10BP)	Discounted cash flow	1	-1
Sum debt securities issued	-48,496				271	-271
Total effect on total comprehensive income[3]					171	-171

Derivatives, net, December 31, 2019	22				-44	46
Debt securities issued, December 31, 2019	-43,752				219	-218
Total effect on total comprehensive income, December 31, 2019[3]					175	-172

1	In the interim report per June 30, 2020, SEK has improved its methods to categorize derivatives and issued debt securities.
2	The sensitivity analysis shows the effect that a shift in correlations or SEK’s own credit spread has on Level 3 instruments. The table presents maximum positive and negative change in fair value when correlations or SEK’s own credit spread is shifted by +/– 0.12 and +/- 10 basis points, respectively.
3	When determining the total maximum/minimum effect on total comprehensive income the most adverse/favorable shift is chosen, considering the net exposure arising from the issued securities and the derivatives, for each correlation. The resulting effect related to correlation sensitivity is Skr +/- 10 million. The impact from SEK’s own credit spread amounts to Skr 168 million (year-end 2019: Skr 174 million) under a maximum scenario and Skr -168 million (year-end 2019: Skr -173 million) under a minimum scenario.

Fair value related to credit risk

	Fair value originating from credit risk (- liabilities increase/ + liabilities decrease)		The period's change in fair value originating from credit risk (+ income/ - loss)
Skr mn	September 30, 2020	December 31, 2019	Jan–Sep 2020	Jan–Sep 2019
CVA/DVA, net[1]	-23	-12	-11	14
OCA[2]	-99	-126	27	40

1	Credit value adjustment (CVA) and Debt value adjustment (DVA) reflects how the counterparties’ credit risk as well as SEK’s own credit rating affects the fair value of derivatives.
2	Own credit adjustment (OCA) reflects how the changes in SEK’s credit rating affects the fair value of financial liabilities measured at fair value through profit and loss.

Note 6. Derivatives

Derivatives by categories

	September 30, 2020			December 31, 2019
Skr mn	Assets Fair value	Liabilities Fair value	Nominal amounts	Assets Fair value	Liabilities Fair value	Nominal amounts
Interest rate-related contracts	4,258	12,600	343,976	3,998	12,367	304,242
Currency-related contracts	4,706	6,465	189,425	2,734	6,933	182,668
Equity-related contracts	67	1,424	19,586	236	584	16,387
Contracts related to commodities, credit risk, etc.	94	2,191	8,812	0	172	1,997
Total derivatives	9,125	22,680	561,799	6,968	20,056	505,294

In accordance with SEK’s policies with regard to counterparty, interest rate, currency exchange, and other exposures, SEK uses, and is a party to, different kinds of derivative instruments, mostly various interest rate-related and currency exchange-related contracts, primarily to hedge risk exposure inherent in financial assets and liabilities. These contracts are carried at fair value in the statements of financial position on a contract-by-contract basis.

Note 7. CIRR-system

Pursuant to the company’s assignment as stated in its owner instruction issued by the Swedish government, SEK administers credit granting in the Swedish system for officially supported export credits (CIRR-system). SEK receives compensation from the Swedish government in the form of an administrative compensation, which is calculated based on the principal amount outstanding.

All assets and liabilities related to the CIRR-system are included in the consolidated statement of financial position since SEK bears the credit risk for the lending and acts as the counterparty for lending and borrowing. Unrealized revaluation effects on derivatives related to the CIRR-system are recognized on a net basis under Other assets.

The CIRR-system is an assignment whereby SEK acts as an agent on behalf of the Swedish government, rather than being the principal in individual transactions. Accordingly, interest income, interest expense and other costs pertaining to CIRR-system assets and liabilities are not recognized in SEK’s statement of comprehensive income.

The administrative compensation received by SEK from the Swedish government is recognized as part of interest income in SEK’s statement of comprehensive income since the commission received in compensation is equivalent to interest. Any income for SEK that arises from its credit arranger role is recognized in SEK’s statement of comprehensive income under net interest income. Net credit losses are shown in the statement of comprehensive income for SEK as SEK bears the credit risk for the lending. Refer also to Note 1 (f) to the annual financial statements included in SEK’s 2019 Annual Report on Form 20-F.

The administrative compensation paid by the state to SEK as compensation is recognized in the CIRR-system as administrative compensation to SEK. Arrangement fees to SEK are recognized together with other arrangement fees as interest expenses. Refer to the following tables of the statement of comprehensive income and statement of financial positions for the CIRR-system.

In addition to the CIRR-system, SEK administers the Swedish government’s previous concessionary credit program according to the same principles as the CIRR-system. No new lending is being offered under the concessionary credit program. As of September 30, 2020, concessionary loans outstanding amounted to Skr 474 million (year-end 2019: Skr 547 million) and operating profit for the program amounted to Skr -22 million for the period January-September 2020 (9M19: Skr -28 million). SEK’s administrative compensation for administrating the concessionary credit program amounted to Skr 1 million (9M19: Skr 1 million).

Statement of Comprehensive Income for the CIRR-system

Skr mn	Jul-Sep 2020	Apr-Jun 2020	Jul-Sep 2019	Jan-Sep 2020	Jan-Sep 2019	Jan-Dec 2019
Interest income	540	582	528	1,661	1,546	2,074
Interest expenses	-511	-529	-493	-1,552	-1,429	-1,912
Net interest income	29	53	35	109	117	162

Interest compensation	0	11	0	14	1	1
Exchange-rate differences	0	-1	9	2	14	5
Profit before compensation to SEK	29	63	44	125	132	168

Administrative remuneration to SEK	-48	-52	-50	-150	-144	-192
Operating profit CIRR-system	-19	11	-6	-25	-12	-24

Reimbursement to (–) / from (+) the State	19	-11	6	25	12	24

Statement of Financial Position for the CIRR-system (included in SEK’s statement of financial position)

Skr mn	September 30, 2020	December 31, 2019
Cash and cash equivalents	1	0
Loans	75,166	76,120
Derivatives	-	26
Other assets	13,775	9,307
Prepaid expenses and accrued revenues	648	569
Total assets	89,590	86,022

Liabilities	75,578	76,257
Derivatives	13,541	9,117
Accrued expenses and prepaid revenues	471	648
Total liabilities	89,590	86,022

Commitments
Committed undisbursed loans	54,480	47,868
Binding offers	1,391	37

Note 8. Pledged assets and contingent liabilities

Skr mn	September 30, 2020	December 31, 2019
Collateral provided
Cash collateral under the security agreements for derivative contracts	17,780	16,891
Contingent liabilities[1]
Guarantee commitments	3,625	4,393
Commitments[1]
Committed undisbursed loans	59,363	52,150
Binding offers	1,463	2,800

1	For expected credit losses in guarantee commitments, committed undisbursed loans and binding offers, see Note 4.

Note 9. Capital adequacy

The capital adequacy analysis relates to the parent company AB Svensk Exportkredit. The information is disclosed according to FFFS 2014:12. For further information on capital adequacy and risks, see Note 30 to the annual financial statements included in SEK’s 2019 Annual Report on Form 20-F and see SEK’s 2019 Capital Adequacy and Risk Management (Pillar 3) Report.

Capital Adequacy Analysis

	September 30, 2020	December 31, 2019
Capital ratios	percent[1]	percent[1]
Common Equity Tier 1 capital ratio	20.3	20.6
Tier 1 capital ratio	20.3	20.6
Total capital ratio	20.3	20.6

1	Capital ratios excl. of buffer requirements are the quotients of the relevant capital measure and the total risk exposure amount. See tables Own funds - adjusting items and Minimum capital requirements exclusive of buffer.

	September 30, 2020		December 31, 2019
Buffers requirement	Skr mn	percent[1]	Skr mn	percent[1]
Institution specific Common Equity Tier 1 capital requirement incl. of buffers	6,604	7.0	7,890	8.9
of which minimum Common Equity Tier 1 requirements[2]	4,227	4.5	3,990	4.5
of which Capital conservation buffer	2,349	2.5	2,216	2.5
of which Countercyclical buffer	28	0.0	1,684	1.9
of which Systemic risk buffer	-	-	-	-
Common Equity Tier 1 capital available as a buffer[3]	11,555	12.3	11,171	12.6

1	Expressed as a percentage of total risk exposure amount.
2	The minimum requirements according to CRR (Regulation (EU) No 575/2013 of the European Parliament and of the Council of June 26, 2013 on prudential requirements for credit institutions and investment firms and amending Regulation (EU) No 648/2012) have fully come into force in Sweden without regard to the transitional period. The minimum requirements are 4.5 percent, 6.0 percent and 8.0 percent related to Common Equity Tier 1 capital, Tier 1 capital and total Own Funds respectively.
3	Common Equity Tier 1 capital ratio as reported less the minimum requirement of 4.5 percent and less 3.5 percent, consisting of Common Equity Tier 1 capital used to meet the Tier 1 and Tier 2 requirements, since SEK do not have any Additional Tier 1 or Tier 2 capital.

	September 30, 2020		December 31, 2019
Total capital requirement including buffers	Skr mn	percent[1]	Skr mn	percent[1]
Total CRR capital requirement[2]	9,892	10.5	10,993	12.4
Total FSA capital requirement (calculated as of June 30, 2020)[3]	13,679	14.7	15,606	16.4

1	Expressed as a percentage of total risk exposure amount.
2	The requirement includes the minimum requirement of 8 percent, the capital conservation buffer and the countercyclical buffer. Expressed as a percentage of total risk exposure amount.
3	The requirement includes the minimum requirement of 8 percent, the capital conservation buffer and the countercyclical buffer and an additional capital requirement according to the Swedish FSA. See the additional capital requirement in the table below. Current figures are calculated with one quarter lag.

	Capital situation per September 30, 2020, calculation based on reported values as of June 30, 2020		Capital situation per December 31, 2019, calculation based on reported values as of September 30, 2019
Additional Capital requirement according to Swedish FSA	Skr mn	percent[1]	Skr mn	percent[1]
Credit-related concentration risk	2,089	2.3	2,089	2.2
Interest rate risk in the banking book	844	0.9	844	0.9
Pension risk	11	0.0	11	0.0
Other Pillar 2 capital requirements	936	1.0	936	1.0
Capital planning buffer	-	-	-	-
Total Additional Capital requirement according to Swedish FSA	3,880	4.2	3,880	4.1

1	Expressed as a percentage of total risk exposure amount.

Own funds – Adjusting items

Skr mn	September 30, 2020	December 31, 2019
Share capital	3,990	3,990
Retained earnings	14,872	12,829
Accumulated other comprehensive income and other reserves[1]	275	245
Independently reviewed profit net of any foreseeable charge or dividend	460	1,766
Common Equity Tier 1 (CET1) capital before regulatory adjustments	19,597	18,830
Additional value adjustments due to prudent valuation	-428	-445
Intangible assets	-83	-56
Fair value reserves related to gains or losses on cash flow hedges	0	0
Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	70	93
Negative amounts resulting from the calculation of expected loss amounts	-41	-115
Total regulatory adjustments to Common Equity Tier 1 capital	-482	-523
Total Common Equity Tier 1 capital	19,115	18,307
Additional Tier 1 capital	-	-
Total Tier 1 capital	19,115	18,307
Tier 2-eligible subordinated debt	-	-
Credit risk adjustments[2]	-	-
Total Tier 2 capital	-	-
Total Own funds	19,115	18,307

1	The equity-portions of untaxed reserves is included in the line “Accumulated other comprehensive income and other reserves”.
2	Expected loss amount calculated according to the IRB approach is a gross deduction from Own funds. The gross deduction is decreased by impairment related to exposure ratios for which expected loss is calculated. Excess amounts of such impairment will increase Own funds. This increase is limited to 0.6 percent of SEK’s risk exposure amount according to the IRB approach related to exposures to central governments, corporates and financial institutions. As of September 30, 2020, the limitation rule has had no effect (year-end 2019: no effect).

Minimum capital requirements exclusive of buffer

	September 30, 2020			December 31, 2019
Skr mn	EAD[1]	Risk exposure amount	Minimum capital requirement	EAD[1]	Risk exposure amount	Minimum capital requirement
Credit risk standardized method
Corporates	2,248	2,248	180	2,367	2,367	189
Total credit risk standardized method	2,248	2,248	180	2,367	2,367	189

Credit risk IRB method
Central Governments	218,166	10,687	855	172,148	8,816	705
Financial institutions[2]	37,119	8,987	719	45,437	10,802	864
Corporates [3]	122,615	65,663	5,253	110,592	60,068	4,806
Assets without counterparty	151	151	12	152	152	12
Total credit risk IRB method	378,051	85,488	6,839	328,329	79,838	6,387

Credit valuation adjustment risk	n.a.	2,291	183	n.a.	2,534	203
Foreign exchange risk	n.a.	698	56	n.a.	695	56
Commodities risk	n.a.	6	1	n.a.	9	1
Operational risk	n.a.	3,214	257	n.a.	3,214	257
Total	380,299	93,945	7,516	330,696	88,657	7,093

1	Exposure at default (EAD) shows the size of the outstanding exposure at default.
2	Of which counterparty risk in derivatives: EAD Skr 5,934 million (year-end 2019: Skr 5,613 million), Risk exposure amount of Skr 2,017 million (year-end 2019: Skr 1,980 million) and Capital requirement of Skr 161 million (year-end 2019: Skr 158 million).
3	Of which related to specialized lending: EAD Skr 3,251 million (year-end 2019: 3,646 million), Risk exposure amount of Skr 2,307 million (year -end 2019: Skr 2,352 million and capital requirement of Skr 185 million (year-end 2019: Skr 188 million).

Credit risk

For risk classification and quantification of credit risk, SEK uses the IRB approach. Specifically, SEK applies the Foundation Approach. Under the Foundation Approach, the company determines the probability of default within one year (PD) for each of its counterparties, while the remaining parameters are established in accordance with CRR. The Swedish FSA has approved SEK’s IRB approach. Certain exposures are, by permission from the Swedish FSA, exempted from application of the IRB approach, and, instead, the standardized approach is applied. Counterparty risk exposure amounts in derivatives are calculated in accordance with the mark-to-market method.

Credit valuation adjustment risk

Credit valuation adjustment risk is calculated for all over-the-counter derivative contracts, except for credit derivatives used as credit protection and transactions with a qualifying central counterparty. SEK calculates this capital requirement according to the standardized method.

Foreign exchange risk

Foreign exchange risk is calculated according to the standardized approach, whereas the scenario approach is used for calculating the gamma and volatility risks.

Commodities risk

Capital requirements for commodity risk are calculated in accordance with the simplified approach under the standardized approach. The scenario approach is used for calculating the gamma and volatility risks.

Operational risk

Capital requirement for operational risk is calculated according to the standardized approach. The company’s operations are divided into business areas as defined in the CRR. The capital requirement for each area is calculated by multiplying a factor depending on the business area by an income indicator. The factors applicable for SEK are 15 percent and 18 percent. The income indicators consist of the average operating income for the past three financial years for each business area.

Transitional rules

The capital adequacy ratios reflect the full impact of IFRS 9 as no transitional rules for IFRS 9 were utilized.

Capital buffer requirements

SEK expects to meet capital buffer requirements with Common Equity Tier 1 capital. The mandatory capital conservation buffer is 2.5 percent. The countercyclical buffer rate that is applied to exposures located in Sweden was lowered from 2.5 percent to 0 percent as of March 16, 2020. The reduction is made for preventive purposes, in order to counteract credit tightening due to the recent development and spread of COVID-19 and its effects on the economy. As of September 30, 2020, the capital requirement related to relevant exposures in Sweden was 71 percent (year-end 2019: 70 percent) of the total relevant capital requirement regardless of location; this fraction is also the weight applied on the Swedish buffer rate when calculating SEK’s countercyclical capital buffer. The countercyclical capital buffer as of September 30, 2020 for Sweden has been dissolved due to the reduction of the countercyclical buffer value to 0 percent. Buffer rates applicable in other countries may have effects on SEK, but as most capital requirements for SEK’s relevant credit exposures are related to Sweden, the potential effect is limited. As of September 30, 2020, the contribution to SEK’s countercyclical buffer from buffer rates in other countries was 0.03 percentage points (year-end 2019: 0.1 percentage points). SEK has not been classified as a systemically important institution by any financial regulatory authority. The capital buffer requirements for systemically important institutions that came into force January 1, 2016, therefore do not apply to SEK.

Leverage Ratio

Skr mn	September 30, 2020	December 31, 2019
Exposure measure for the leverage ratio
On-balance sheet exposures	333,381	288,146
Off-balance sheet exposures	38,360	35,856
Total exposure measure	371,741	324,002
Leverage ratio	5.1%	5.7%

The leverage ratio is defined by CRR as the quotient of the Tier 1 capital and an exposure measure. Currently there is no minimum requirement for the leverage ratio. The leverage ratio reflects the full impact of IFRS 9 as no transitional rules were utilized.

Internally assessed economic capital

Skr mn	September 30, 2020	December 31, 2019
Credit risk	6,327	7,337
Operational risk	183	183
Market risk	1,134	1,109
Other risks	183	203
Capital planning buffer	2,831	992
Total	10,658	9,824

SEK regularly conducts an internal capital adequacy assessment process, during which the company determines how much capital is needed in order to cover its risks. The result of SEK’s assessment of capital adequacy is presented above. For more information regarding the internal capital adequacy assessment process and its methods, please Note 30 to the annual financial statements included in SEK’s 2019 Annual Report on Form 20-F.

Note 10. Exposures

Net exposures are reported after taking into consideration effects of guarantees and credit default swaps. Amounts are calculated in accordance with capital adequacy calculations, but before the application of credit conversion factors.

Total net exposures

	Credits & interest-bearing securities				Committed undisbursed loans, derivatives, etc.				Total
Skr bn	September 30, 2020		December 31, 2019		September 30, 2020		December 31, 2019		September 30, 2020		December 31, 2019
Classified by type of counterparty	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Central governments	155.0	47.3	110.4	39.1	57.6	81.9	50.9	78.3	212.6	53.4	161.3	46.4
Regional governments	12.7	3.9	16.5	5.8	—	—	—	—	12.7	3.2	16.5	4.7
Multilateral development banks	2.9	0.9	3.1	1.1	0.1	0.1	—	—	3.0	0.8	3.1	0.9
Public Sector Entity	4.3	1.3	4.0	1.4	—	—	—	—	4.3	1.1	4.0	1.2
Financial institutions	30.4	9.3	38.9	13.8	7.0	9.9	6.8	10.5	37.4	9.4	45.7	13.2
Corporates	122.2	37.3	109.6	38.8	5.7	8.1	7.3	11.2	127.9	32.1	116.9	33.6
Total	327.5	100.0	282.5	100.0	70.4	100.0	65.0	100.0	397.9	100.0	347.5	100.0

Net exposure by region and exposure class, as of September 30, 2020

Skr bn	Middle East/ Africa	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	West European countries excl. Sweden	Central - and East European countries	Total
Central governments	0.1	0.5	1.3	0.8	-	-	189.7	17.1	3.1	212.6
Regional governments	-	-	-	-	-	-	12.6	0.1	-	12.7
Multilateral development banks	-	-	-	-	-	-	-	3.0	-	3.0
Public Sector Entity	-	-	-	-	-	-	-	4.3	-	4.3
Financial institutions	-	1.0	0.3	3.7	0.9	-	12.5	18.8	0.2	37.4
Corporates	2.7	1.2	2.8	5.8	-	3.2	89.4	22.4	0.4	127.9
Total	2.8	2.7	4.4	10.3	0.9	3.2	304.2	65.7	3.7	397.9

Net exposure by region and exposure class, as of December 31, 2019

Skr bn	Middle East/ Africa	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	West European countries excl. Sweden	Central - and East European countries	Total
Central governments	-	0.6	2.8	2.8	-	-	138.1	13.9	3.1	161.3
Regional governments	-	-	-	-	-	-	16.3	0.2	-	16.5
Multilateral development banks	-	-	-	-	-	-	-	3.1	-	3.1
Public Sector Entity	-	-	-	-	-	-	-	4.0	-	4.0
Financial institutions	-	2.7	0.9	6.6	0.9	-	16.7	17.7	0.2	45.7
Corporates	4.5	1.7	3.8	4.0	-	2.8	80.1	19.9	0.1	116.9
Total	4.5	5.0	7.5	13.4	0.9	2.8	251.2	58.8	3.4	347.5

Net exposure to European countries, excluding Sweden

Skr bn	September 30, 2020	December 31, 2019
Germany	9.8	9.1
France	8.3	8.0
Norway	7.4	7.3
United Kingdom	7.4	8.0
Finland	7.4	6.8
Austria	5.3	1.7
Luxembourg	4.7	4.4
The Netherlands	4.1	3.9
Denmark	3.3	3.3
Poland	3.2	3.1
Spain	3.1	2.1
Switzerland	2.6	0.7
Belgium	1.1	2.4
Portugal	0.6	0.6
Ireland	0.3	0.3
Serbia	0.3	-
Latvia	0.2	0.2
Iceland	0.1	0.1
Italy	0.1	0.1
Estonia	0.1	0.1
Total	69.4	62.2

Note 11. Transactions with related parties

Transactions with related parties are described in Note 27 to the annual financial statements in SEK’s 2019 Annual Report on Form 20-F. During 2020, SEK utilized the credit facility it has with the Swedish National Debt Office and borrowed Skr 10 billion. No other material changes have taken place in relation to transactions with related parties compared to that description.

Note 12. Events after the reporting period

No events with a significant impact on the information contained in this report have occurred after the end of the reporting period.

The Board of Directors and the Chief Executive Officer confirm that this Interim report provides a fair overview of the Consolidated Group’s operations and its financial position and result, and describes material risks and uncertainties facing the Consolidated Group.

Stockholm, October 22, 2020

AB SVENSK EXPORTKREDIT

SWEDISH EXPORT CREDIT CORPORATION

Lars Linder-Aronson	Cecilia Ardström	Anna Brandt
Chairman of the Board	Director of the Board	Director of the Board

Reinhold Geijer	Hanna Lagercrantz	Hans Larsson
Director of the Board	Director of the Board	Director of the Board

Eva Nilsagård	Ulla Nilsson
Director of the Board	Director of the Board

Catrin Fransson

Chief Executive Officer

SEK has established the following expected dates for the publication of financial information and other related matters:

February 2, 2021	Year-end report for the period January 1, 2020 - December 31, 2020

The report contains information that SEK will disclose pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on October 22, 2020, 15:00 (CEST).

Additional information about SEK, including investor presentations and SEK’s 2019 Annual Report on Form 20-F, is available at www.sek.se. Information available on or accessible through SEK’s website is not incorporated herein by reference.

Definitions

Alternative performance measures (see *)

Alternative performance measures (APMs) are key performance indicators that are not defined under IFRS or in the Capital Requirements Directive IV (CRD IV) or in regulation (EU) No. 575/2013 on prudential requirements for credit institutions and investment firms (CRR). SEK has presented these, either because they are in common use within the industry or because they comply with SEK’s assignment from the Swedish government. The APMs are used internally to monitor and manage operations, and are not considered to be directly comparable with similar key performance indicators presented by other companies. For additional information regarding the APMs, refer to www.sek.se.

*After-tax return on equity

Net profit, expressed as a percentage per annum of the current year’s average equity (calculated using the opening and closing balances for the report period).

*Average interest-bearing assets

The total of cash and cash equivalents, treasuries/government bonds, other interest-bearing securities except loans, loans in the form of interest-bearing securities, loans to credit institutions and loans to the public. Calculated using the opening and closing balances for the report period.

*Average interest-bearing liabilities

The total of outstanding senior debt and subordinated liabilities. Calculated using the opening and closing balances for the report period.

Basic and diluted earnings per share (Skr)

Net profit divided by the average number of shares, which amounted to 3,990,000 for each period.

*CIRR loans as percentage of new lending

The proportion of officially supported export credits (CIRR) of new lending.

CIRR-system

The CIRR-system comprises of the system of officially supported export credits (CIRR).

Common Equity Tier 1 capital ratio

The capital ratio is the quotient of total common equity tier 1 capital and the total risk exposure amount.

Large companies

Companies with an annual turnover of more than Skr 5 billion.

Leverage ratio

Tier 1 capital expressed as a percentage of the exposure measured under CRR (refer to Note 9).

Liquidity coverage ratio (LCR)

The liquidity coverage ratio is a liquidity metric that shows SEK’s highly liquid assets in relation to the company’s net cash outflows for the next 30 calendar days. An LCR of 100 percent means that the company’s liquidity reserve is of sufficient size to enable the company to manage stressed liquidity outflows over a period of 30 days. Unlike the Swedish FSA’s rules, the EU rules take into account the outflows that correspond to the need to pledge collateral for derivatives that would arise as a result of the effects of a negative market scenario.

Loans

Lending pertains to all credit facilities provided in the form of interest-bearing securities, and credit facilities granted by traditional documentation. SEK considers these amounts to be useful measurements of SEK’s lending volumes. Accordingly, comments on lending volumes in this report pertain to amounts based on this definition.

*Loans, outstanding and undisbursed

The total of loans in the form of interest-bearing securities, loans to credit institutions, loans to the public and loans, outstanding and undisbursed. Deduction is made for cash collateral under the security agreements for derivative contracts and deposits with time to maturity exceeding three months (see the Statement of Financial Position and Note 8).

Medium-sized companies

Companies with an annual turnover between Skr 500 million and Skr 5 billion, inclusive.

Net stable funding ratio (NSFR)

This ratio measures stable funding in relation to the company’s illiquid assets over a one-year, stressed scenario in accordance with Basel III.

*New lending

New lending includes all new committed loans, irrespective of tenor. Not all new lending is reported in the Consolidated Statement of Financial Position and the Consolidated Statement of Cash Flows since certain portions comprise committed undisbursed loans (see Note 8). The amounts reported for committed undisbursed loans may change when presented in the Consolidated Statement of Financial Position due to changes in exchange rates, for example.

*New long-term borrowings

New borrowings with maturities exceeding one year, for which the amounts are based on the trade date.

*Outstanding senior debt

The total of borrowing from credit institutions, borrowing from the public and debt securities issued.

Own credit risk

Net fair value change due to credit risk on financial liabilities designated as at fair value through profit or loss.

Repurchase and redemption of own debt

The amounts are based on the trade date.

Swedish exporters

SEK’s clients that directly or indirectly promote Swedish export.

Tier 1 capital ratio

The capital ratio is the quotient of total tier 1 capital and the total risk exposure amount.

Total capital ratio

The capital ratio is the quotient of total Own funds and the total risk exposure amount.

Unless otherwise stated, amounts in this report are in millions (mn) of Swedish kronor (Skr), abbreviated “Skr mn” and relate to the group consisting of the Parent Company and its consolidated subsidiary (together, the “Group” or the “Consolidated Group”). AB Svensk Exportkredit (SEK), is a Swedish corporation with the identity number 556084-0315, and with its registered office in Stockholm, Sweden. SEK is a public limited liability company as defined in the Swedish Companies Act. In some instances, under Swedish law, a public company is obliged to add “(publ.)” to its company name.

About AB Svensk Exportkredit (SEK)

SEK is owned by the Swedish state, and since 1962 they have enabled growth for thousands of Swedish companies. To expand its production, make acquisitions, employ more people and selling goods and services to customers worldwide.

SEK’s mission	Our mission is to ensure access to financial solutions for the Swedish export industry on commercial and sustainable terms. The mission includes making available fixed-interest export credits within the officially supported CIRR system.

SEK’s vision	Our vision is to strengthen the competitiveness of the Swedish export industry to create employment and sustainable growth in Sweden.

SEK’s core values	We are governed by our core values: Solution orientation, Collaboration and Professionalism.

SEK’s clients	We finances exporters, their subcontractors and foreign clients. The target group is companies with an annual sales exceeding Skr 200 million and that are linked to Swedish interests and exports.

SEK’s partnerships	Through Team Sweden, we have close partnerships with other export promotion agencies in Sweden such as Business Sweden and The Swedish Export Credit Agency (EKN). Our international network is substantial and we also work together with numerous Swedish and international banks.